Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated March 25, 2021

Registration Statement No. 333-238061

Media Release

March 25, 2021

TELUS announces C$1.3 billion equity offering

Proceeds to be used to strategically bring forward transformational capital investments in broadband connectivity, including fibre and 5G, enhancing our industry-best customer experience, leading networks and competitive position

Accelerated investments to drive significant cash flow benefits from a reduction in capital expenditures commencing in 2023, combined with enhanced revenue and EBITDA growth

VANCOUVER, British Columbia – TELUS Corporation (“TELUS”, the “Company” or “we”) (TSX-T, NYSE-TU) announced today that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and CIBC Capital Markets, and together with BMO Capital Markets, Scotiabank and TD Securities Inc. as joint book runners (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase from TELUS, on a bought deal basis, and sell to the public, 51,300,000 common shares of TELUS (the “Common Shares”) at a price of C$25.35 per Common Share (the “Offering Price”) for gross proceeds of approximately C$1.3 billion (the “Offering”).

TELUS has granted the Underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days following the closing of the Offering, to purchase up to an additional 7,695,000 Common Shares at the Offering Price. If the over-allotment option is exercised in full, the gross offering size would increase to approximately C$1.5 billion.

TELUS intends to use the net proceeds from this Offering to further strengthen the Company’s balance sheet and, principally, to capitalize on a unique strategic opportunity to accelerate its broadband capital investment program, including the substantial advancement of the build-out of TELUS PureFibre infrastructure in Alberta, British Columbia and Eastern Quebec, as well as an accelerated roll-out of the Company’s national 5G network.

The Company anticipates that approximately C$500 to C$750 million of the accelerated capital investments will be earmarked for 2021, over and above its previous target of C$2.75 billion, dependent upon its ability to ramp up resources and suppliers. The balance of approximately C$750 million to C$1 billion is expected to be brought forward into 2022, in addition to TELUS’ planned annual capital expenditures of C$2.75 billion for next year. Investing from a position of strength and leadership, this accelerated broadband expansion program will significantly enhance TELUS’ fibre buildout across key markets in British Columbia, Alberta and Eastern Quebec, as well as advance investments related to the expansion of our 5G footprint, including network readiness for 5G spectrum and system upgrades.

These transformational investments are expected to significantly bolster TELUS’ customer experience leadership and competitive position, enabling up to 225,000 additional rural and urban premises with its fibre technology, and enhancing the speed and coverage of its leading wireless network through the accelerated build-out of 5G. These generational investments are expected to drive enhanced customer growth and the realization of accelerated operating efficiencies, including advancing its copper decommissioning plans.

These investments will also result in positive cash flow benefits, as TELUS completes the accelerated build, including a faster than expected reduction in capital expenditures in outer years. With the expected completion of the stepped-up broadband build in 2022, we anticipate normal course annual capital expenditures, excluding spectrum purchases, to decline by at least C$250 million, to approximately C$2.5 billion or less, beginning in 2023.

TELUS expects this accelerated and opportunistic broadband program to significantly support elevated revenue growth and enhanced efficiencies resulting in incremental flow-through to EBITDA in future years. TELUS is reviewing its annual consolidated guidance to take into account the use of proceeds from this offering and will update it, as required, with the release of its first quarter 2021 results, on May 7, 2021.

In respect of the Offering, a prospectus supplement (the “Prospectus Supplement”) to the Company’s Canadian base shelf prospectus (the “Base Prospectus”) dated May 13, 2020 will be filed in Canada with applicable securities regulatory authorities, as well as in the United States with the Securities and Exchange Commission (the “SEC”) under the Company’s U.S. registration statement on Form F-10 which became effective on May 13, 2020.

Completion of the Offering is subject to customary conditions and the receipt of all necessary stock exchange approvals, including the approvals of the TSX and the NYSE. Closing is expected to occur on or about March 31, 2021.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Prospective investors should read the Base Prospectus, Prospectus Supplement and the documents incorporated by reference therein before investing in the Common Shares. These documents may be accessed for free by visiting SEDAR at sedar.com or EDGAR at sec.gov. Alternatively, TELUS, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus or you may request it in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, Phone: (416) 842-5349, Email: Distribution.RBCDS@rbccm.com or from CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 by telephone at 1-416-956-6378 or by email at Mailbox.CanadianProspectus@cibc.com, or in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, Email: equityprospectus@rbccm.com or from CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 by telephone at 1-416-956-6378 or by email at Mailbox.USProspectus@cibc.com.

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Forward-Looking Statements

This news release contains statements about future events and plans of TELUS that are forward-looking, including the anticipated benefits and efficiencies of the accelerated investments in fibre and 5G, the timing of the accelerated investment program in 2021 and completing it by the end of 2022, plans for future annual capital expenditures to decline including expected cash flow, revenue and EBITDA growth resulting from the accelerated investments, the expected closing date of the Offering, the filing of the Prospectus Supplement, any exercise of the over-allotment option granted to the Underwriters, and the amount and intended use of the net proceeds of the Offering that are forward-looking. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. The timing and closing of the above-mentioned offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in TELUS’ 2020 annual management’s discussion and analysis and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe TELUS’ expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $16 billion in annual revenue and 16 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. We leverage our global-leading technology and compassion to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. In 2020, TELUS was recognized as having the fastest wireless network in the world, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better. TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture provides innovative digital solutions throughout the agriculture value chain, supporting better food outcomes from improved agri-business data insights and processes. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that delivers next-generation AI and content management solutions for global brands across the technology and games, ecommerce and FinTech, communications and media, healthcare, travel and hospitality sectors. TELUS and TELUS International operate in 25+ countries around the world.

For more information, please contact:

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

514-865-2787

Steve.Beisswanger@TELUS.com

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